May 20, 2005


Mail Stop 0306



Augustine Y. Cheung, Chief Executive Officer
Celsion Corporation
10220-L Old Columbia Road
Columbia, Maryland 21046

Via U S Mail and FAX [ (410) 290-5394]

Re:	Celsion Corporation
	Form 10-K for the fiscal year ended December 31, 2004, As
Amended
	Form 10-Q for the fiscal quarter ended March 31, 2005
	File No.  0-14242

Dear Dr. Cheung:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Dr. Augustine Y. Cheung
Celsion Corporation
May 20, 2005
Page 2

Form 10-K for the fiscal year ended December 31, 2004, As Amended

Management`s Discussion and Analysis
Liquidity and Capital Resources - Page 29

1. We see a significant increase in cash consumed by operations despite a decreased loss in 2004 and initial product revenues also in that year. Accordingly, it appears that your cash burn rate significantly accelerated in 2004. As outlined in FR-72, we normally believe that Registrant`s should present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Please expand your disclosures or tell us how your discussion considers the objectives of the Release.


Report of Independent Registered Public Accounting Firm on
Internal
Controls - Page 39

2. In an amendment, please provide a revised report including the conformed signature of the accounting firm. Refer to Rule 2-02 of Regulation S-X.


Note 9  Stock Options and Warrants - Page F-17

3. Please make disclosure about the nature, terms and extent of the option re-pricing. Please also make more detailed and specific disclosure about how you apply variable plan accounting. For instance, clarify the reasons for and method used in determining the significant credit recognized in 2004.

4. Please expand to disclose the grant date fair value of options granted for each period. Refer to paragraph 47b to SFAS 123.

5. We see that stock compensation expense totaled $697,000 in 2004,
$3,810,000 in 2003 and $969,000 in 2002. However, it is not clear that the notes to financial statements provide complete disclosure about the transactions responsible for the charges.
Supplementally
show us that you have provided narrative disclosure about all of the significant components of these charges or appropriately expand. Please also note that the disclosure about options issued to non-employees identifies four periods but only discloses three amounts.

Dr. Augustine Y. Cheung
Celsion Corporation
May 20, 2005
Page 3

Note 16  Selected Quarterly Financial Information - Page F-22

6. Please revise to present two years of quarterly data as required by Item 302(a) of Regulation S-K. Please also revise the 2004 data to present net sales by quarter.


*  *  *  *  *  *  *


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.



Dr. Augustine Y. Cheung
Celsion Corporation
May 20, 2005
Page 4


      You may contact Jeanne Bennett at (202) 551-3606 or me at
(202)
551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676.



      Sincerely,


      Gary R. Todd
								Reviewing Accountant

??

??

??

??